UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 1 to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Penn Virginia Corporation

(Name of Subject Company (Issuer) and Name of Filing Persons (Offeror))

4.50% Convertible Senior Subordinated Notes due 2012

(Title of Class of Securities)

707882AA4

(CUSIP Number of Class of Securities)

Nancy M. Snyder

Penn Virginia Corporation

Four Radnor Corporate Center, Suite 200

100 Matsonford Road

Radnor, Pennsylvania 19087

(610) 687-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Persons)

Copies To:

Allan D. Reiss

Adorys Velazquez

Vinson & Elkins L.L.P.

666 Fifth Avenue, 26th Floor

New York, New York 10103

Tel: (212) 237-0000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$238,050,000 (1)	$27,638 (2)

(1)	The transaction value is estimated only for the purposes of calculating the filing fee. This amount is based on the purchase of $230,000,000 aggregate principal amount of outstanding 4.50% Convertible Senior Subordinated Notes due 2012 at a tender offer price of $1,035.00 per $1,000 principal amount of notes.
(2)	The amount of the filing fee was calculated at a rate of $116.10 per $1,000,000 of the transaction value.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $27,438	Filing Party: Penn Virginia Corporation
Form or Registration No.: Schedule TO-I	Date Filed: March 8, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 8, 2011 by Penn Virginia Corporation, a Virginia corporation (the “Company”). The Schedule TO relates to an offer by the Company to purchase up to all $230,000,000 aggregate principal amount of its outstanding 4.50% Convertible Senior Subordinated Notes due 2012 (the “Convertible Notes”) for cash at a purchase price equal to $1,027.50 per $1,000 principal amount of Convertible Notes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 8, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on Schedule TO or in the Offer to Purchase or the Letter of Transmittal. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

OFFER TO PURCHASE (Exhibit (a)(1)(i) to the Schedule TO)

The Offer to Purchase is hereby amended as follows:

1.    Incorporation of Documents by Reference

The second bullet of the first paragraph under the section of the Offer to Purchase titled “Incorporation of Documents by Reference” on page iv of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

•	Our Current Reports on Form 8-K filed with the SEC on February 18, 2011, March 1, 2011 and March 9, 2011 and our Current Report on Form 8-K/A filed with the SEC on February 18, 2011.

The second paragraph under the section of the Offer to Purchase titled “Incorporation of Documents by Reference” on page iv of the Offer to Purchase is hereby deleted in its entirety and replaced with the following paragraph:

Any statement contained in a document incorporated by reference herein, or contained in this Offer to Purchase, shall be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Offer to Purchase, except as so modified or superseded.

2.    Forward-Looking Statements

The first eight sentences of the first paragraph under the section of the Offer to Purchase titled “Forward-Looking Statements” on page 7 of the Offer to Purchase, immediately preceding the bullet point items, is hereby deleted in its entirety and replaced with the following sentences:

This Offer to Purchase, including documents incorporated by reference, contains forward-looking statements. Forward-looking statements involve numerous risks and uncertainties, and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise, and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates” or “anticipates” or the negative of these words and phrases or similar words and phrases. You can identify forward-looking statements by discussions of strategy, plans or intentions. A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statements. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the cautionary statements in the documents we have incorporated by reference, including in our Annual Report on Form 10-K for the year ended December 31, 2010. These statements reflect our current views with respect to future events and are subject to various risks, uncertainties and assumptions, including, but not limited to:

The last sentence of the last paragraph under the section of the Offer to Purchase titled “Forward-Looking Statements” on page 8 of the Offer to Purchase, beginning with the words “We undertake no obligation….”, is hereby deleted in its entirety.

3.    Identity and Background of Filing Persons.

The section of the Offer to Purchase titled “The Offer” is hereby amended and supplemented by inserting the a new section after the section titled “The Offer—The Offeror” and before the section titled “The Offer—Summary of Important Dates for the Offer” on page 9 of the Offer to Purchase as follows:

Identity and Background of Our Officers and Directors

The table below sets forth the executive officers, directors and controlling persons of the Company:

Name	Position
John U. Clarke	Director
Edward B. Cloues, II	Director
A. James Dearlove	Chief Executive Officer and Director
Robert Garrett	Director
Steven W. Krablin	Director
Philippe van Marcke de Lummen	Director
Marsha R. Perelman	Director
H. Baird Whitehead	President and Chief Operating Officer and Director
Gary K. Wright	Director
Steven A. Hartman	Senior Vice President and Chief Financial Officer
Nancy M. Snyder	Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary

The business address of each person set forth above is c/o Penn Virginia Corporation, Four Radnor Corporate Center, Suite 200, 100 Matsonford Road, Radnor, Pennsylvania, 19087.

4.    Terms of the Transaction.

All references in the Offer to Purchase to “$1,027.50” are hereby replaced with “$1,035.00”, and all references in the Offer to Purchase to “$236.3 million” are hereby replaced with “$238.1 million”.

The fifteenth paragraph under the section of the Offer to Purchase titled “The Offer—Procedures for Tendering the Convertible Notes” on page 12 of the Offer to Purchase, which begins with the words “To effectively tender Convertible Notes after 5:00 p.m., New York City time…”, is hereby deleted in its entirety and replaced with the following paragraph:

To effectively tender Convertible Notes after 5:00 p.m., New York City time, on April 4, 2011, but before 12:00 midnight, New York City time, on the Expiration Date, DTC participants may complete and sign a Voluntary Offering Instructions form and Letter of Transmittal and deliver these documents via email to the Depositary at gstaubyn@gbsc-usa.com and kng@gbsc-usa.com. Immediately after delivering these documents to the Depositary via email, a DTC participant should telephone the Depositary at its telephone number listed on the back cover of this Offer to Purchase to confirm the Depositary’s receipt of these documents, to determine if further action is required, and to confirm the security holder’s intent to tender Convertible Notes. Convertible Notes tendered after 5:00 p.m., New York City time, on April 4, 2011, but before 12:00 midnight, New York City time, on the Expiration Date will not be counted towards the Minimum Tender Condition.

The first paragraph under the section of the Offer to Purchase titled “The Offer—Withdrawal Rights” on page 14 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following paragraph:

Convertible Notes tendered in the Offer may be withdrawn at any time before 12:00 midnight, New York City time, on the Expiration Date. You may also withdraw your Convertible Notes if we have not accepted them for payment by May 3, 2011 (40 business days from the commencement of the Offer). Except as otherwise provided in this section, tenders of Convertible Notes are irrevocable.

The section of the Offer to Purchase titled “The Offer—Conditions to the Offer” on page 17 of the Offer to Purchase is hereby amended and supplemented by inserting a paragraph between the paragraph that begins with “We expressly reserve the right…” and the paragraph that begins with “These conditions are for our sole benefit…” as follows:

Assuming the conditions of the Offer have been satisfied or waived prior to the Expiration Date, we will accept any and all Convertible Notes tendered (and not validly withdrawn) pursuant to the terms set forth in the Offer. The Company has initiated discussions with the lenders under its revolving credit facility in order to obtain the consents described in the Lender Consent Condition. In addition, the Company currently expects to launch a consent solicitation with respect to the Company’s existing 10.375% Senior Notes due 2016 shortly in order to obtain the consents described in the Noteholder Consent Condition.

The second sentence under the first paragraph of section of the Offer to Purchase titled “The Offer—Source and Amount of Funds” on page 19 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following sentences:

The Company expects payments for the purchase price of the Convertible Notes to be funded by the net proceeds of a new debt financing and, at our discretion, we may also use cash on hand and/or borrowings under our $300 million revolving credit facility with Penn Virginia Holding Corp., as borrower, Penn Virginia Corporation, as parent, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent. The revolving credit facility matures in November 2012. We have the option to increase the aggregate commitments under the revolving credit facility by up to an additional $225 million upon the receipt of additional commitments from one or more lenders. The revolving credit facility is limited by a borrowing base calculation, and the availability under the revolving credit facility may not exceed the lesser of the aggregate commitments or the borrowing base. As of December 31, 2010, the borrowing base, which is redetermined semi-annually, was $420 million. The revolving credit facility is available to us for general purposes including working capital, capital expenditures and acquisitions and includes a

$20 million sublimit for the issuance of letters of credit. Borrowings under the revolving credit facility bear interest, at our option, at either (i) a rate derived from the London Interbank Offered Rate (“LIBOR”), as adjusted for statutory reserve requirements for Eurocurrency liabilities (the “Adjusted LIBOR”), plus an applicable margin ranging from 2.000% to 3.000% or (ii) the greater of (a) the prime rate, (b) federal funds effective rate plus 0.5% and (c) the one-month Adjusted LIBOR plus 1.0%, in each case, plus an applicable margin (ranging from 1.000% to 2.000%). In each case, the applicable margin is determined based on the ratio of our outstanding borrowings to the available revolving credit facility capacity. The revolving credit facility is guaranteed by us and all of our material subsidiaries (the “Guarantor Subsidiaries”). The obligations under the revolving credit facility are secured by a first priority lien on substantially all of our proved oil and gas reserves and a pledge of the equity interests in the Guarantor Subsidiaries. As of December 31, 2010, there were no amounts outstanding under the revolving credit facility, and we had available borrowing capacity of $299.3 million, net of outstanding letters of credit of $0.7 million.

5.    Purposes of the Transaction and Plans or Proposals.

The first paragraph under the section of the Offer to Purchase titled “Purposes, Effect and Plans—Certain United States Federal Income Tax Considerations” on page 26 of the Offer to Purchase is hereby deleted in its entirety.

LETTER OF TRANSMITTAL (Exhibit (a)(1)(ii) to the Schedule TO)

The first paragraph on page 3 of the Letter of Transmittal, which begins with the words “To effectively tender Convertible Notes after 5:00 p.m., New York City time…”, is hereby deleted in its entirety and replaced with the following paragraph:

To effectively tender Convertible Notes after 5:00 p.m., New York City time, on April 4, 2011, but before 12:00 midnight, New York City time, on the Expiration Date, DTC participants may complete and sign a Voluntary Offering Instructions form and Letter of Transmittal and deliver these documents via email to the Depositary at gstaubyn@gbsc-usa.com and kng@gbsc-usa.com. Immediately after delivering these documents to the Depositary via email, a DTC participant should telephone the Depositary at its telephone number listed on the back cover of this Offer to Purchase to confirm the Depositary’s receipt of these documents, to determine if further action is required, and to confirm the security holder’s intent to tender Convertible Notes. Convertible Notes tendered after 5:00 p.m., New York City time, on April 4, 2011, but before 12:00 midnight, New York City time, on the Expiration Date will not be counted towards the Minimum Tender Condition.

The third paragraph under Instruction number 1 on page 9 of the Letter of Transmittal, which begins with the words “Holders desiring to tender Convertible Notes on the Expiration Date through ATOP…”, is hereby deleted in its entirety and replaced with the following paragraph:

Holders desiring to tender Convertible Notes on the Expiration Date through ATOP should note that such Holders must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC. To effectively tender Convertible Notes after 5:00 p.m., New York City time, on April 4, 2011, but before 12:00 midnight, New York City time, on April 4, 2011, DTC participants may complete and sign a Voluntary Offering Instructions form and Letter of Transmittal and deliver these documents via email to the Depositary at gstaubyn@gbsc-usa.com and kng@gbsc-usa.com. Immediately after delivering these documents to the Depositary via email, a DTC participant should telephone the Depositary at its telephone number listed on the back cover of this Offer to Purchase to confirm the Depositary’s receipt of these documents, to determine if further action is required, and to confirm the security holder’s intent to tender Convertible Notes. Convertible Notes tendered after 5:00 p.m., New York City time, on April 4, 2011, but before 12:00 midnight, New York City time, on the Expiration Date will not be counted towards the Minimum Tender Condition.

The fourth paragraph under Instruction number 1 on page 9 of the Letter of Transmittal, which begins with the words “If your Convertible Notes are held of record through a broker…”, is hereby deleted in its entirety and replaced with the following paragraph:

If your Convertible Notes are held as of record through a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Convertible Notes after 5:00 p.m., New York City time, on April 4, 2011, you must make arrangements with your nominee for such nominee to deliver a Voluntary Offering Instructions form via email to the Depositary at gstaubyn@gbsc-usa.com and kng@gbsc-usa.com., on your behalf prior to 12:00 midnight, New York City time, on April 4, 2011, in accordance with the procedures described under “The Offer—Procedures for Tendering the Convertible Notes” in the Offer to Purchase.

The paragraph that appears in Instruction number 8 on page 12 of the Letter of Transmittal, which is titled “Waiver of Conditions”, is hereby amended and supplemented by inserting the following paragraph immediately thereafter:

Assuming the conditions of the Offer have been satisfied or waived prior to the Expiration Date, the Company will accept any and all Convertible Notes tendered (and not validly withdrawn) pursuant to the terms set forth in the Offer. The Company has initiated discussions with lenders under its revolving credit facility in order to obtain the consents described in the Lender Consent Condition. In addition, the Company currently expects to launch a consent solicitation with respect to the Company’s existing 10.375% Senior Notes due 2016 shortly in order to obtain the consents described in the Noteholder Consent Condition.

The Letter of Transmittal is hereby amended by deleting in its entirety the first paragraph under the section of the Letter of Transmittal on page 13 titled “Important Tax Information.”

All references in the Letter of Transmittal to “$1,027.50” are hereby replaced with “$1,035.00”.

NOTICE OF VOLUNTARY OFFERING INSTRUCTIONS (Exhibit (a)(1)(iii) to the Schedule TO)

The Notice of Voluntary Offering Instructions is hereby amended by deleting in its entirety the last paragraph on page 1 of the Notice of Voluntary Offering Instructions, which begins with the words “A DTC participant tendering via VOI…”, and replacing it with the following paragraph:

A DTC participant tendering via VOI should fill out and sign this form and then email it to the Depositary at gstaubyn@gbsc-usa.com and kng@gbsc-usa.com. Immediately after delivering these documents to the Depositary via email, a DTC participant should telephone the Depositary at its telephone number listed on the back cover of this Offer to Purchase to confirm the Depositary’s receipt of these documents, to determine if further action is required, and to confirm the security holder’s intent to tender Convertible Notes.

LETTER TO BROKERS (Exhibit (a)((1)(v) to the Schedule TO)

All references in the Letter to Brokers to “$1,027.50” are hereby replaced with “$1,035.00”.

LETTER TO CLIENTS (Exhibit (a)(1)(vi) to the Schedule TO)

The Letter to Clients is hereby amended by deleting in its entirety the seventh paragraph under the section of the Letter to Clients on page 3 titled “Important Tax Information.”

All references in the Letter to Clients to “$1,027.50” are hereby replaced with “$1,035.00”.

SCHEDULE TO

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Schedule TO is hereby amended as follows:

Paragraph (d) under Item 7 is hereby deleted in its entirety and replaced with the following:

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the heading “The Offer—Source and Amount of Funds” is incorporated herein by reference.

ITEM 12.	EXHIBITS

Item 12 is hereby amended and restated as follows:

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated March 8, 2011.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Voluntary Offering Instruction.*
(a)(1)(iv)	Notice of Withdrawal.*
(a)(1)(v)	Letter to Brokers.*
(a)(1)(vi)	Letter to Clients.*
(a)(5)	Press Release, dated March 8, 2011.*
(a)(6)	Press Release, dated March 21, 2011.
(b)	Not Applicable.
(c)	Not Applicable.
(d)(1)	Subordinated Indenture, dated December 5, 2007, among Penn Virginia Corporation, Penn Virginia Holding Corp., Penn Virginia Oil & Gas Corporation, Penn Virginia Oil & Gas GP LLC, Penn Virginia Oil & Gas LP LLC, Penn Virginia MC Corporation, Penn Virginia MC Energy L.L.C., Penn Virginia MC Operating Company L.L.C., Penn Virginia Oil & Gas, L.P. and Wells Fargo Bank, N.A., as trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(2)	First Supplemental Indenture relating to the 4.50% Convertible Senior Subordinated Notes due 2012, dated December 5, 2007, between Penn Virginia Corporation, as issuer and Wells Fargo Bank, N.A., as trustee (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(3)	Call Option Confirmation dated November 29, 2007 between JPMorgan Chase Bank, National Association, London Branch and Penn Virginia Corporation (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(4)	Warrant Confirmation dated November 29, 2007 between JPMorgan Chase Bank, National Association, London Branch and Penn Virginia Corporation (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(5)	Call Option Confirmation dated November 29, 2007 between Wachovia Bank, National Association and Penn Virginia Corporation (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(6)	Warrant Confirmation dated November 29, 2007 between Wachovia Bank, National Association and Penn Virginia Corporation (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(7)	Call Option Confirmation dated November 29, 2007 between Lehman Brothers OTC Derivatives Inc. and Penn Virginia Corporation (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(8)	Warrant Confirmation dated November 29, 2007 between Lehman Brothers OTC Derivatives Inc. and Penn Virginia Corporation (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).

Exhibit Number	Description
(d)(9)	Call Option Confirmation dated November 29, 2007 between UBS AG, London Branch and Penn Virginia Corporation (incorporated herein by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(10)	Warrant Confirmation dated November 29, 2007 between UBS AG, London Branch and Penn Virginia Corporation (incorporated herein by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(11)	Warrant Transaction Amendment between JPMorgan Chase Bank, National Association, London Branch and Penn Virginia Corporation (incorporated herein by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(12)	Warrant Transaction Amendment between Lehman Brothers OTC Derivatives Inc. and Penn Virginia Corporation (incorporated herein by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(13)	Warrant Transaction Amendment between Wachovia Bank, National Association and Penn Virginia Corporation (incorporated herein by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(14)	Warrant Transaction Amendment between UBS AG, London Branch and Penn Virginia Corporation (incorporated herein by reference to Exhibit 10.12 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(e)	Not Applicable.
(f)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

* Previously filed with Schedule TO filed March 8, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PENN VIRGINIA CORPORATION

By:	/s/ A. JAMES DEARLOVE
Name: A. James Dearlove
Title: Chief Executive Officer

Dated: March 21, 2011

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated March 8, 2011.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Voluntary Offering Instruction.*
(a)(1)(iv)	Notice of Withdrawal.*
(a)(1)(v)	Letter to Brokers.*
(a)(1)(vi)	Letter to Clients.*
(a)(5)	Press Release, dated March 8, 2011.*
(a)(6)	Press Release, dated March 21, 2011.
(b)	Not Applicable.
(c)	Not Applicable.
(d)(1)	Subordinated Indenture, dated December 5, 2007, among Penn Virginia Corporation, Penn Virginia Holding Corp., Penn Virginia Oil & Gas Corporation, Penn Virginia Oil & Gas GP LLC, Penn Virginia Oil & Gas LP LLC, Penn Virginia MC Corporation, Penn Virginia MC Energy L.L.C., Penn Virginia MC Operating Company L.L.C., Penn Virginia Oil & Gas, L.P. and Wells Fargo Bank, N.A., as trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(2)	First Supplemental Indenture relating to the 4.50% Convertible Senior Subordinated Notes due 2012, dated December 5, 2007, between Penn Virginia Corporation, as issuer and Wells Fargo Bank, N.A., as trustee (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(3)	Call Option Confirmation dated November 29, 2007 between JPMorgan Chase Bank, National Association, London Branch and Penn Virginia Corporation (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(4)	Warrant Confirmation dated November 29, 2007 between JPMorgan Chase Bank, National Association, London Branch and Penn Virginia Corporation (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(5)	Call Option Confirmation dated November 29, 2007 between Wachovia Bank, National Association and Penn Virginia Corporation (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(6)	Warrant Confirmation dated November 29, 2007 between Wachovia Bank, National Association and Penn Virginia Corporation (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(7)	Call Option Confirmation dated November 29, 2007 between Lehman Brothers OTC Derivatives Inc. and Penn Virginia Corporation (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(8)	Warrant Confirmation dated November 29, 2007 between Lehman Brothers OTC Derivatives Inc. and Penn Virginia Corporation (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).

Exhibit Number	Description
(d)(9)	Call Option Confirmation dated November 29, 2007 between UBS AG, London Branch and Penn Virginia Corporation (incorporated herein by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(10)	Warrant Confirmation dated November 29, 2007 between UBS AG, London Branch and Penn Virginia Corporation (incorporated herein by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(11)	Warrant Transaction Amendment between JPMorgan Chase Bank, National Association, London Branch and Penn Virginia Corporation (incorporated herein by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(12)	Warrant Transaction Amendment between Lehman Brothers OTC Derivatives Inc. and Penn Virginia Corporation (incorporated herein by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(13)	Warrant Transaction Amendment between Wachovia Bank, National Association and Penn Virginia Corporation (incorporated herein by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(14)	Warrant Transaction Amendment between UBS AG, London Branch and Penn Virginia Corporation (incorporated herein by reference to Exhibit 10.12 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(e)	Not Applicable.
(f)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

* Previously filed with Schedule TO filed March 8, 2011.